57TH STREET GENERAL ACQUISITION CORP. AND CRUMBS HOLDINGS LLC ANNOUNCE
POST-MERGER BOARD OF DIRECTORS
New York, New York, April 26, 2011 – 57th Street General Acquisition Corp. (the “Company” or “57th Street”) (OTCBB: SQTC) and Crumbs Holdings LLC (“Crumbs”) announced today that Julian R. Geiger, Chairman of the Board of Aeropostale (NYSE: ARO) and Jeffrey D. Roseman, founding partner of Newmark Knight Frank Retail, LLC; will serve as directors of the Company following the closing of the Company’s previously announced business transaction with Crumbs.
In addition, Mark D. Klein, the Company’s current President and Chairman, and Frederick G. Kraegel and Leonard A. Potter, two of the Company’s current directors, will continue as members of the board, and upon closing of the business combination, Edwin Lewis and Jason Bauer, the current Chairman and Chief Executive Officer of Crumbs, respectively, will also join the board.
Mr. Klein stated, “With today’s announcement, we are broadening the skill set of our post-merger board of directors to include expanded capability and business acumen in the areas of retail, public company finance and business development. Julian and Jeffrey, as well as existing board members, possess the skills and capabilities to support Crumbs talented leadership team and help take the organization to the next level. I am confident that they will play important roles and make meaningful contributions as members of the board of directors.”
Mr. Bauer stated, “We are excited to be welcoming such fine and talented individuals to our board of directors and feel highly privileged that they have agreed to join our team. We look forward to gaining from their insights and experiences as we continue our expansion, and firmly believe that their contributions will be of great benefit to our shareholders going forward.”
Julian Geiger serves as Chairman of the Board of Directors of Aeropostale Inc, (NYSE: ARO) and from 1998 to 2010, served as the company’s Chief Executive Officer. Mr. Geiger previously lead Federated Specialty Stores, Inc. as its Chief Executive Officer, which included Aeropostale, and brings over 20 years of prior merchandising and retail experience.
Jeffrey Roseman was a founding partner of Newmark Knight Frank Retail, LLC and has been its Executive Vice President for over 10 years. Mr. Roseman’s experience includes transactions totaling more than $2 billion and encompassing more than 10 million square feet of retail space, involving entry and expansion strategies, both nationally and internationally for retailers.
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell Common Shares of 57th Street. The solicitation of offers to buy 57th Street’s Common Shares will only be made pursuant to the Third Amended and Restated Offer to Purchase dated April 18, 2011 (as amended or supplemented including by the Amended Schedule TO), the form of the Third Amended and Restated Letter of Transmittal, and other related documents on file with the SEC and/or that 57th Street has sent to its stockholders. The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Tender Offer materials have been distributed to 57th Street’s stockholders at no expense and are available at no charge on the SEC’s website at www.sec.gov and from the information agent, Morrow & Co., LLC at (800) 667-0088 or (203) 658-9400 (banks and brokers).
About 57th Street
57th Street is a blank check company formed on October 29, 2009 for the purpose of acquiring an operating business or assets, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction. In May 2010, 57th Street consummated its initial public offering of 5,456,300 units, each unit consisting of one share of common stock, $0.0001 par value per share, and one warrant, each to purchase one share of 57th Street’s common stock. Aggregate proceeds of $54,475,303 from the IPO and its concurrent private placement were placed in trust pending completion of 57th Street’s initial business transaction.
About Crumbs Holdings LLC
The first bake shop opened its doors in March of 2003 on the Upper West Side of Manhattan by co-founders Mia & Jason Bauer. The design of CRUMBS Bake Shops is inspired by old-time neighborhood bakeries, creating a warm and friendly environment with wall-to-wall treats. Recently ranked the largest retailer of cupcakes nationwide and one of Inc.’s 10 Breakout Companies of 2010, CRUMBS currently has 35 locations, including 25 locations in the New York Metro area, six locations on the West Coast, three locations in Washington D.C. and one location in Chicago. The specialty of the house is cupcakes; however the menu also adds an irresistible blend of comfort-oriented classics and elegant baked goods. There are more than 60 varieties of cupcakes baked fresh daily with a new cupcake of the week debuting each Monday.
Forward-Looking Statements
Some of the statements in this release may constitute forward-looking statements. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance and any financial projections used in connection with any discussion of future plans, strategies, objectives, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: the risk that the Company may not be able to consummate the Merger contemplated by the Business Combination Agreement; the risk that in excess of 1,803,607 Common Shares are validly tendered and not properly withdrawn prior to the expiration of the Tender Offer, requiring 57th Street to pay, in the aggregate, in excess of $18.0 million, which would then cause 57th Street to (i) be unable to satisfy a condition of the tender offer, (ii) be unable to consummate the proposed business transaction and (iii) withdraw the tender offer, not purchase any Common Shares and promptly return any Common Shares tendered by stockholders to them; the risk that governmental and regulatory review of the Tender Offer documents may delay the proposed transaction or result in the inability of the proposed transaction to be consummated by May 15, 2011 and increase the length of time necessary to consummate the proposed business transaction; the risk that a condition to the closing of the proposed business transaction may not be satisfied or waived; the risk that the businesses will not be integrated successfully; the risk that the anticipated benefits of the proposed business transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized, the risk of disruption from the proposed business transaction making it more difficult to maintain relationships with customers, employees or suppliers; a reduction in industry profit margin; the inability to continue the development of the Crumbs brand; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; changing legislation and regulatory environments; the ability to meet the NASDAQ Stock Market listing standards, including having the requisite number of round lot holders or stockholders and meeting the independent director requirements for the board of directors and its committees; a lower return on investment; the inability to manage rapid growth; requirements or changes affecting the business in which Crumbs is engaged; the general volatility of the market prices of our securities and general economic conditions. These risks, as well as other risks associated with the proposed business transaction, are more fully discussed in the Schedule TO (and any amendments thereto) filed with the SEC in connection with the transaction and the Tender Offer. Additional risks and uncertainties are identified and discussed in 57th Street’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. If any of these risks or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. Neither 57th Street nor Crumbs undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.
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Contacts:

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Mark Klein, President
57th Street General Acquisition Corp.
Tel: 212-409-2434
John Ireland of Crumbs
Tel: 410-673-1220, ext 401
Tom Ryan/Raphael Gross
ICR
Tel: 203-682-8200

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